June 16, 2010

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Alexco Resource Corp.
Consent of Qualified Person/Expert

I, G. David Keller, P.Geo., do hereby consent to the public filing of the technical report entitled “Mineral Resource Estimation Elsa Tailings Project Yukon, Canada” dated June 16, 2010 (the “Technical Report”), in support of the news release of Alexco Resource Corp. dated May 6, 2010 (the “News Release”).

I also confirm that I have read the News Release as filed and that it fairly and accurately represents the information in the Technical Report.

Yours truly,

G. David Keller, P.Geo.